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                              BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110

                                            October 31, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Series Trust III (File Nos. 333-120144; 811-21664)
     Registration Statement on Form N-1A

Ladies and Gentlemen:

      This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A of Pioneer Series Trust III (the "Registrant") relating to Pioneer Disciplined Value Fund. Following are the Staff's comments and the Registrant's responses thereto:

1. COMMENT:  The Staff asked that the Registrant provide a letter to the
             Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

   RESPONSE: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. COMMENT:  The Staff requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

   RESPONSE: The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

3. COMMENT:  The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 1 to the Fee Table.

   RESPONSE: The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 1 to the Fee Table.

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4. COMMENT:  The Staff noted that the Registrant states that the contractual expense limitation arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees. The Staff requested that the Registrant confirm in its response that the Board of Trustees does not intend to terminate the arrangement during the next twelve months.

   RESPONSE: The Registrant confirms that it has not been informed that the Board of Trustees intends to terminate the contractual expense limitation arrangement during the next twelve months.

5. COMMENT:  The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the observations and concerns noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies, particularly as such observations relate to tailored disclosure regarding a fund's use of derivatives. Alternatively, the Staff suggested that the Registrant further tailor the disclosure as to the specific types of derivatives the Fund intends to use in implementing its principal investment strategies, the approximate amount of the Fund's assets expected to be invested in such instruments and the risks applicable to such instruments.

   RESPONSE: The Registrant confirms that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

6. COMMENT:  The Staff requested that the Registrant revise the disclosure regarding the Fund's management fee schedule to clarify that the word "assets" in the description of the breakpoints in the fee schedule is intended to mean "average daily net assets."

   RESPONSE: The Registrant has revised the disclosure to address the Staff's comment.

      Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                               Sincerely,

                                               /s/ Jeremy Kantrowitz

                                               Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

                                       2

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                                                                       Exhibit A

                            PIONEER SERIES TRUST III
                                 60 State Street
                           Boston, Massachusetts 02110

                                    October 31, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:   Pioneer Series Trust III (File Nos. 333-120144; 811-21664)
      Registration Statement on Form N-1A

Ladies and Gentlemen:

      In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A for Pioneer Series Trust III relating to Pioneer Disciplined Value Fund, filed on August 28, 2013, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

  (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Sincerely,

                                         Pioneer Series Trust III

                                           By:   /s/ Christopher J. Kelley
                                              ------------------------------
                                              Name:  Christopher J. Kelley
                                              Title: Secretary